Exhibit (a)(18)

Text of Company’s E-mail to Eligible Option Holders Announcing the Extension of the Offer

Due to certain administrative matters beyond our control and other factors, the expiration date of the Offers to Exchange Eligible Options to Purchase Common Stock under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan has been extended from October 24, 2003 at 11:59 P.M. to November 7, 2003 at 11:59 P.M.

As of the close of business on October 22, 2003, options to purchase 2,523,944 shares of the Company’s Class A Common Stock, par value $.01 per share, have been tendered and not withdrawn from the offer to exchange options to receive a restricted stock unit award and options to purchase 253,597 shares of the Company’s Class A Common Stock, par value $.01 per share, have been tendered and not withdrawn from the offer to exchange options for the right to receive a one-time special cash bonus payment.